Filed by Cadeler A/S

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended

Subject Company: Eneti Inc.

Commission File No.: 001-36231

Date: June 16, 2023

Important Announcement: Cadeler and Eneti announce combination agreement

Dear Cadelers,

It is with great pleasure we can share the news with you all, that this morning we have announced an agreement to combine the two companies Cadeler and Eneti. Together, we will take a significant step up by combining our remarkable track records and complementary industry relationships to form a leading offshore wind turbine and foundation installation company with the largest and most modern and diverse fleet in the industry, operated by a stellar team.

This transaction is about growing the combined business and enabling the much-needed green transition across the globe. We will create a preferred partner in the offshore wind industry in service of our great, ambitious clients continuously pushing the boundaries in size and complexity of projects.

Why is this a great opportunity for us?

We see our companies as the perfect fit. We know Eneti as highly skilled professionals, and together our company will not only have a great team and a large fleet, but also a true global presence. The combination creates a solid foundation for continued growth with Cadeler’s strong contract backlog through 2027 and the Eneti fleet having more open days. This will allow the combined company to benefit from high tender activity and a growing market. This is a win-win opportunity, and the agreement is fully supported by the Board of Directors and largest shareholders of the two companies.

This will not only provide opportunities for the combined company, but also for every one of us: Our ambition is to create the most incredible workplace in the industry. And today, we are setting out on an exciting journey together where we will need every single team member to continue doing exactly what you do best in the spirit of Cadeler. We look forward to seeing two of the most experienced and professional teams convene with the common ambition of creating the world’s leading pure-play company in our industry.

The combined company will continue under the name of Cadeler with headquarter in Copenhagen, Mikkel Gleerup will remain as CEO and Peter Brogaard Hansen will remain as CFO. The composition of the remaining management team in the combined company will be announced in due time.

What is next?

We are now entering a phase where we will seek approval from the shareholders of Cadeler to issue new shares to be offered in the exchange offer, while Eneti shareholders will be offered to exchange their shares in Eneti for shares in Cadeler, in addition the combination is subject to customary conditions including approval from relevant authorities. This means that until the process is finalized, we are restricted in communicating with Eneti.

So, for now it is business as usual. We will continue operations unaffected as two separate entities until the process is finalized, which is expected in Q4 2023.

Date 16-06-2023 Cadeler A/S Fairway House Arne Jacobsens Allé 7 DK-2300 Copenhagen S Denmark +45 3246 3100 cadeler.com CVR. no. 31180503

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Meanwhile, throughout the entire process, we will make sure to share any new information with you on a continuous basis via morning meetings and on Share.

The senior management team will soon be visiting the Cadeler vessels to personally thank you and be available for any questions that you may have. We want to express our gratitude to all Cadelers, in our offices and onboard our vessels, for your continued dedication and contributions to our company’s success. Your hard work has been instrumental in getting us to this point, and we are confident that this new step will create exciting future opportunities for us all.

If you have any questions or concerns, do not hesitate to contact a member of the senior management team.

In the meantime, the entire management team are thrilled about today´s news and with the prospects ahead. Today we are truly embarking on an exciting journey which will undoubtedly shape the future for our industry, employees, customers, and partners.

Thank you,

Senior Management Team

Cadeler

Additional Information and Where to Find It

Important Additional Information Will be Filed with the SEC

This communication is not a prospectus but relates to the proposed business combination of Cadeler A/S (“Cadeler”) and Eneti Inc. (“Eneti”), which will include an offer by Cadeler to exchange all of the issued and outstanding shares of Eneti for shares or American Depositary Shares (“ADSs”) representing shares in Cadeler. The exchange offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler or Eneti may file with the U.S. Securities and Exchange Commission (the “SEC”). Prior to the commencement of the exchange offer, Cadeler will file (1) a Registration Statement on Form F-4 that will include an offering prospectus with respect to the shares/ADSs to be offered in the exchange offer, (2) a Registration Statement on Form F-6 to register any ADSs to be offered as consideration pursuant to the terms of the offer and (3) a Tender Offer Statement on Schedule TO, and Eneti will file a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the exchange offer. Should Cadeler and Eneti proceed with the proposed transaction, such formal decision is conditional on approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the “Prospectus Regulation”) or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority (the Danish FSA). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF CADELER AND ENETI WITH THE SEC, OR APPROVED BY THE DANISH FSA, IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION (INCLUDING THE EXCHANGE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER, ENETI, THE PROPOSED TRANSACTION AND RELATED MATTERS THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and stockholders will be able to obtain the registration statement/prospectus, the exchange offer materials (including the offer to exchange, a related letter of transmittal and certain other exchange offer documents), and the solicitation/recommendation statement, if and when they become available, and other documents filed with the SEC by Cadeler and Eneti at no cost to them through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain copies of any document filed with the SEC by Cadeler free of charge from Cadeler’s website at www.cadeler.com, copies of any document filed with the SEC by Eneti free of charge from Eneti’s website at www.eneti-inc.com. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at authorised or exempt persons within the meaning of the Financial Services and Markets Act 2000 or persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within Article 49(2)(a) to (d) of the Order or persons to whom it may otherwise lawfully be communicated pursuant to the Order, (all such persons together being referred to as, “Relevant Persons”). This presentation is directed only at Relevant Persons. Other persons should not act or rely on this presentation or any of its contents. Any investment or investment activity to which this presentation relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a Relevant Person.

Market Data

Information provided herein as it relates to the market environment in which each of Cadeler and Eneti operate or any market developments or trends is based on data and reports prepared by third parties and/or Cadeler or Eneti based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Eneti and Cadeler, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Eneti and Cadeler and the markets in which they operate, and Eneti’s and Cadeler’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Eneti and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Eneti nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

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Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Eneti’s and Cadeler’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the acceptance of the proposed exchange offer by the requisite number of Eneti shareholders and the receipt of certain governmental and regulatory approvals, (iii) general domestic and international political conditions or hostilities, including the war between Russia and Ukraine; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effects of public health threats, pandemics and epidemics, and the adverse impact thereof on Eneti’s or Cadeler’s business, financial condition and results of operations, (vi) the effect of the announcement or pendency of the transaction on Eneti’s or Cadeler’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Eneti or Cadeler and potential difficulties in Eneti’s or Cadeler’s employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Eneti or Cadeler related to the business combination agreement or the proposed transaction or as a result of the operation of their respective businesses, (ix) the risk that Cadeler is unable to list the ADSs to be offered as consideration, or the underlying shares in Cadeler, on the New York Stock Exchange or the Oslo Stock Exchange, as applicable, (x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which the combined company plans to operate, variations in performance across competitors, changes in laws and regulations affecting such business and changes in the combined capital structure, (xi) factors affecting the duration of contracts, the actual amount of downtime and the respective backlogs of Eneti and Cadeler, (xii) factors that reduce applicable dayrates or contract profitability, operating hazards inherent to offshore operations and delays, (xiii) dependency on third parties in relation to, for example, technical, maintenance and other commercial services, (xiv) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting the combined company’s operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, hurricanes and other weather conditions, and the future price of energy commodities, (xv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xvi) the failure to realize anticipated benefits of the proposed transaction, (xvii) risks related to the ability to correctly estimate operating expenses and expenses associated with the business combination, (xviii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xix) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xx) changes in law or regulations affecting Eneti, Cadeler or the combined company, (xxi) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxii) dependency on Eneti and Cadeler’s customers, (xxiii) volatility in demand, increased competition or reduction in contract values, (xxiv) the risk that technological progress might render the technologies used by each of Cadeler and Eneti obsolete, (xxv) conditions in the credit markets that may negatively affect the companies and their business, (xxvi) risks deriving from the restrictive covenants and conditions relevant to Eneti and Cadeler’s financing and their respective ability to obtain future financing, including for remaining installations on ordered newbuild vessels, (xxvii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements, (xxviii) the risk that Eneti and Cadeler have a limited number of vessels and are vulnerable in the event of a loss of revenue relating to any such vessel(s), (xxix) risks relating to delays in, or increases in the cost of, already ordered newbuild vessels and the risk of a failure to obtain contracts for such newbuild vessels and (xxx) risks associated with changes in exchange rates including the USD/NOK and USD/EUR rates. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Eneti, Cadeler or the combined company will be those that the companies have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Eneti’s or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Eneti’s Annual Report on Form 20-F, Current Reports on Form 6-K and other documents filed from time to time by Eneti with the SEC and those described in Cadeler’s annual reports, relevant reports and other documents published from time to time by Cadeler. Eneti and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and except as required by law, Eneti and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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